Exhibit 99.78

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Positive Decision Issued on Energy Fuels’ Piñon Ridge Mill

Toronto, Ontario – January 15, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) is pleased to announce that an appointed hearing officer issued a decision confirming that the Company’s Piñon Ridge Mill will continue to move forward in the State of Colorado’s licensing process. An administrative hearing for the Piñon Ridge Mill took place between November 7, 2012 and November 12, 2012 in Nucla, Colorado (as ordered by Denver District Court in June 2012) for the purpose of augmenting the administrative record that the Colorado Department of Public Health and Environment (“CDPHE”) will consider in deciding whether to reissue a new license for the Piñon Ridge Mill.

Judge Richard Dana, who presided over the administrative hearing, concluded in his January 14, 2013 decision that the hearing fully satisfied the requirements of Colorado law and that CDPHE must consider any new evidence presented at the hearing. It is the Company’s belief that little new evidence was presented. As this hearing was an intermediate procedural step in the re-licensing process of the Piñon Ridge Mill, the judge made no recommendations regarding the approval or denial of the license. CDPHE is now required to issue a new license decision by April 27, 2013.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com